UNITED STATES               OMB APPROVAL

 SECURITIES AND EXCHANGE COMMISSION        OMB Number:        3235-0058

         Washington, D.C. 20549            Expires:      March 31, 2006

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    FORM 12B-25                                      SEC FILE NUMBER

     NOTIFICATION OF LATE FILING                            CUSIP NUMBER

(Check one):     X Form 10-K _ Form 20-F _ Form 11-K _ Form 10-Q

                 _ Form N-SAR _ Form N-CSR



         For Period Ended:  June 30, 2004

         ___      Transition Report on Form 10-K

         ___      Transition Report on Form 20-F

         ___      Transition Report on Form 11-K

         ___      Transition Report on Form 10-Q

         ___      Transition Report on Form N-SAR

         For the Transition Period Ended:



Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION



PrimeSource Healthcare, Inc.

Full Name of Registrant



Not Applicable

Former Name if Applicable



3708 E. Columbia Street, Suite 110

Address of Principal Executive Office (Street and Number)



Tucson, AZ  85714-3413

City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense


     X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 1O-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


     (c) The accountant's statement or other exhibit required by Rule 12b-25( c) has been attached if applicable.


P ART III - NARRATIVE



     State below in reasonable detail why Forms 1O-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


(Attach extra Sheets if Needed)



     The Annual Report on Form 10-K for the Registrant, previously filed, was filed with the intent that portions of the information required by the form be incorporated by reference from the Registrant's definitive proxy statement as permitted by the SEC's rules. The Registrant cannot file its proxy statement in definitive form within the required time frame. Therefore, the Registrant will amend its 10-K to provide all of the information required by that form without incorporating by reference.


SEC 1344 (07-03)  Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification



Kimberly J. Decker             (717)                        399-1506

------------------             -----                        --------

(Name)                     (Area Code)               (Telephone Number)



Paul G. Mattaini               (717)                        399-1519

----------------               -----                        --------

(Name)                     (Area Code)               (Telephone Number)



( 2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes X No _

( 3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _ No X


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



PrimeSource Healthcare, Inc.

(Name of Registrant as Specified in Charter)



               has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


               Date:  October  29,  2004  By  /s/  Shaun  McMeans
               Shaun  McMeans,  Chief  Financial  Officer